                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ______ to ______


Commission file number  1-1105



                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                        ---------------------------------
                            (Full title of the Plan)




                                   AT&T CORP.
              ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)




                                 9197 S. Peoria
                            Englewood, Colorado 80112
                   -------------------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION

          Financial Statements:                                                                  Page No.
          --------------------                                                                   --------

             Independent Auditors' Report                                                           1

             Statement of Net Assets Available
                for Participant Benefits,
                December 31, 1999                                                                   2

             Statement of Changes in Net Assets
                Available for Participant Benefits,
                Period from inception (March 2, 1999) to
                   December 31, 1999                                                                3

             Notes to Financial Statements,
                December 31, 1999                                                                   4

             Schedule 1 - Schedule of Assets
                Held for Investment Purposes, December 31, 1999                                     7

          Exhibit -

             23-Consent of KPMG LLP




SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               LIBERTY MEDIA 401(k) SAVINGS PLAN
                                                         (Name of Plan)




                                            By /s/ Robert R. Bennett
                                              ---------------------------------
                                               Robert R. Bennett
                                               Member of Plan Committee


June 28, 2000

                          Independent Auditors' Report


The Plan Committee
Liberty Media 401(k) Savings Plan:


We have audited the accompanying statement of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for participant benefits for the period from inception (March 2, 1999) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 1999, and the changes in net assets available for participant benefits for the period from inception (March 2, 1999) to December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG LLP



Denver, Colorado
June 26, 2000

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                        Statement of Net Assets Available
                            for Participant Benefits

                                December 31, 1999


Assets                                                            1999
------                                                        ------------
                                                         (amounts in thousands)

Investments, at fair value:
    AT&T Corp. common stock (note 3):

       AT&T Common Stock Fund                                 $     19,083

       AT&T Liberty Media Group Class A Common Stock Fund           56,653
                                                              ------------
                                                                    75,736
                                                              ------------

    Mutual Funds:
       Janus Worldwide                                                 829
       Fidelity Magellan                                             1,835
       Fidelity Equity Income                                        2,314
       Fidelity Investment Grade Bond                                  895
       Fidelity Retirement Money Market                                 78
                                                              ------------
                                                                     5,951
                                                              ------------

    Participant loans (note 4)                                          28
                                                              ------------

Net assets available for participant benefits                 $     81,715
                                                              ============


See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

           Period from inception (March 2, 1999) to December 31, 1999

                         (amounts in thousands) (note 2)


                                                                     AT&T Liberty
                                                                     Media Group
                                                                       Class A
                                                   Participant       Common Stock
                                                  Directed Funds         Fund              Total
                                                  --------------     ------------      ------------

Contributions:
    Employer                                       $         --             3,143             3,143
    Employee                                              2,598             1,006             3,604
    Transfers from other plans (note 4)                   1,343             1,251             2,594
    Transfers from the TCI 401(K) Plan (note 2)          32,454            18,010            50,464
                                                   ------------      ------------      ------------
                                                         36,395            23,410            59,805
                                                   ------------      ------------      ------------

Net investment income:
    Net appreciation (depreciation) of fair
       value of securities                                 (572)           27,368            26,796

    Interest income                                         268                --               268
                                                   ------------      ------------      ------------
                                                           (304)           27,368            27,064
                                                   ------------      ------------      ------------

Total contributions and net investment income            36,091            50,778            86,869

Interfund transfers                                      (8,161)            8,161                --

Administrative expenses                                     (67)              (16)              (83)

Distributions to participants                            (2,801)           (2,270)           (5,071)
                                                   ------------      ------------      ------------

Increase in net assets available for
    participant benefits                                 25,062            56,653            81,715

Net assets available for participant benefits:

         Beginning of year                                   --                --                --
                                                   ------------      ------------      ------------

         End of year                               $     25,062            56,653            81,715
                                                   ============      ============      ============


See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 1999


(1)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Plan is Liberty Media Corporation, which is a wholly-owned subsidiary of AT&T Corp.

         Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

         Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets. Additionally, the Plan is allowed to invest in non-employer securities.

         Master Trust

         For the period from inception (March 2, 1999) to June 30, 1999 the Plan was a part of a Master Trust agreement with the TCI 401(k) Stock Plan. The Master Trust had no duties, obligations, or responsibilities with respect to the administration of the Plan. The Master Trust maintained separate accounting to reflect the interest of each participating plan of the Master Trust. For the period from July 1, 1999 to September 30, 1999 the Plan was part of a Group Trust agreement with plans sponsored by AT&T Corp.

         Cash and Cash Equivalents

         The Plan considers investments with initial maturities of three months or less to be cash equivalents, which are recorded at cost which approximates fair value.

         Investments

         Investments are reflected in the accompanying financial statements at current fair value. Current fair value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The stock funds are unitized funds that are measured in units rather than shares. The unitized stock funds consist mostly of stock with an insignificant amount of cash or cash equivalents. The fair values used for the AT&T Common Stock, par value $1.00 per share and AT&T Liberty Media Group Class A Common Stock, par value $1.00 per share were $50.81 and $56.81 per share, respectively, at December 31, 1999. The foregoing prices are the closing market prices of the common stocks on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method. Investment transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

         Income Taxes

         The Plan has scheduled an application for a determination letter from the Internal Revenue Service for the amended plan, and expects to receive a qualified determination. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

         Plan Expenses

         Any employer contribution amounts forfeited may be used to pay plan expenses. Any additional administrative expenses of the Plan are paid by Liberty Media Corporation ("Liberty").

(2)      Description of the Plan

         The following description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         Effective March 2, 1999 the Plan was created as a spin-off of the TCI 401(k) Stock Plan. The Plan is a defined contribution plan sponsored by Liberty, which enables participating employees to receive an interest in Liberty and its parent and to receive benefits upon retirement. Employees who are at least 18 years of age and have worked at least three consecutive months are eligible to participate in the Plan. Participants may contribute up to 10% of their compensation, as defined, to the Plan. Liberty makes matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of compensation. Employer contributions are made to the AT&T Liberty Media Group Class A Common Stock Fund. Employee contributions may be made to any investments in the Plan, including the AT&T Liberty Media Group Class A Common Stock Fund. Liberty reserves the right to change the matching contribution amount at any time. Forfeitures (due to participants' withdrawal prior to full vesting) are first used to pay Plan expenses, with any excess used to reduce Employer's future matching contributions. Such forfeitures amounted to $255,000 for the period from inception to December 31, 1999. Participant contributions are always fully vested.

         As of December 31, 1999, the Plan has seven investment options including five mutual funds and two unitized stock funds: a money market mutual fund, a growth and income mutual fund, a diversified growth mutual fund, an income mutual fund, a growth fund that invests globally, a Liberty Media Group Common Stock Fund, and an AT&T Common Stock Fund. Plan participants may change investment options and contribution percentages on a daily basis. Distributions and other withdrawals are processed on a daily basis.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

         Additionally, participants acquire a vested right in employer matching contributions as follows:


                                                              Vesting
                           Years of service                 percentage
                           ----------------                 ----------

                           Less than 1                          0%
                           1 year                              33%
                           2 years                             66%
                           3 years                            100%


         Although Liberty has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

(3)      Investments

         The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 are as follows:

                                         Investment                                  Fair Value
                 ----------------------------------------------------------   ----------------------
                                                                              (amounts in thousands)

                 AT&T Common Stock Fund                                        $              19,083

                 AT&T Liberty Media Group Class A Common Stock Fund
                                                                                              56,653

(4)      Transfers from Other Plans

         During 1999, transfers to the Plan from other plans aggregated $2,593,940.

         On November 30, 1999, the DMX 401(k) Plan was transferred into the Plan. Transfers from the DMX 401(k) Plan aggregated $1,017,144. The transfers from the DMX 401(k) Plan included approximately $28,000 in participant loans, which were grandfathered into the Plan.

         On July 1, 1999, certain participants of the United Artist Entertainment ("UAE") Employee Stock Ownership Plan ("ESOP") were transferred into the Plan. Transfers from the UAE ESOP aggregated $1,576,796.

                                                                      Schedule 1


                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                             (amounts in thousands)


                      (b)                                           (c)                               (e)
                  Identity of                            Description of investment                  Current
                     issuer                                 including par value                      value
          --------------------------           ----------------------------------------          ------------

          Janus                                Janus Worldwide                                   $        829

          AT&T Corp.                           AT&T Common Stock, par value $1.00 per
                                               share *                                                 19,083

          AT&T Corp.                           AT&T Liberty Media Class A Common Stock,
                                               par value $1.00 per share *                             56,653

          Fidelity                             Fidelity Magellan                                        1,835

          Fidelity                             Fidelity Equity Income                                   2,314

          Fidelity                             Fidelity Investment Grade Bond                             895

          Fidelity                             Fidelity Retirement Money Market                            78

          Participant loans                    Interest rates ranging from 9.75% to 10%                    28
                                                                                                 ------------

                                                                                                 $     81,715
                                                                                                 ============

         *Denotes party-in-interest



See accompanying independent auditors' report.

                                  EXHIBIT INDEX



Shown below is the exhibit which is filed as a part of this Report -

EXHIBIT
NUMBER    DESCRIPTION
------    -----------

  23      Consent of KPMG LLP